Longevity Health Holdings, Inc.
2403 Sidney Street, Suite 300, Pittsburgh, PA 15203
412-894-8248
www.healthxage.com

October 9, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Michael Fay Nicholas O’Leary Jane Park Christie Wong

Re:	Request for Withdrawal of Longevity Health Holdings, Inc. Registration Statement on Form S-4 Filed May 8, 2025 File No. 333-287080

Dear Mses. Park and Wong and Messrs. Fay and O’Leary:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Longevity Health Holdings, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-287080), together with all exhibits thereto, initially filed with the Commission on May 8, 2025 (the “Registration Statement”).

The Registration Statement was initially filed with respect to the proposed issuance of shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Shares”) and contingent value rights (“CVRs”) to acquire Company Common Shares, in connection with the Agreement and Plan of Merger, dated as of April 11, 2025 (the “Merger Agreement”), by and among the Company, 20/20 Biolabs, Inc., a Delaware corporation, Longevity Health Biomarkers, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and Jonathan Cohen, as the Stockholder Representative. On July 8, 2025, as reported on a Current Report on Form 8-K filed by the Company with the Commission on June 25, 2025, the Merger Agreement was terminated. Consequently, the Company will not proceed with the proposed offering of Company Common Shares or CVRs contemplated by the Merger Agreement and the Registration Statement. Because the proposed offering will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No Company Common Shares and no CVRs have been or will be sold pursuant to the Registration Statement. Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter and requests that a written order granting the withdrawal of the Registration Statement, and all exhibits thereto, be issued by the Commission as soon as reasonably practicable.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against any future filing fees.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Michael A. Hedge of K&L Gates LLP at (949) 623-3519 or by email at Michael.Hedge@klgates.com.

Very truly yours,

/s/ Rajiv Shukla

Rajiv Shukla

Chief Executive Officer